29903 Agoura Road
Agoura Hills, CA 91301
(818) 871-5000   (818) 871-7400 fax

February 10, 2006

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               THQ Inc. (“THQ” or the “Company”)

Form 10-K for the fiscal year ended March 31, 2005

File No. 000-18813

Dear Ms. Collins:

We respectfully request an extension to file our response to your letter dated January 9, 2006.  I have previously spoken with Patrick Gilmore and we agreed that THQ’s response would be submitted on February 10, 2006.  Although we have been working diligently to complete our response, due to circumstances beyond our control, we will be unable to file our response until Friday, February 17, 2006.

Please call me at (818) 871-8542 if you would like to discuss.  If I do not hear from you, I will assume that you are amenable to our request.  Thank you for your consideration.

Very truly yours,

/s/ Sheryl Kinlaw
Sheryl Kinlaw
Vice President, Legal